Filed by SuperMedia Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  SuperMedia Inc.
Commission File No.:  1-32939

Employee Webcast Script

Overview

•                  Good afternoon.  Thank you all for joining us today to discuss the exciting combination with Dex One.  With me today is Doug Wheat, Chairman of the Board.

•                  As you know, this morning we announced that our Board of Directors approved a definitive merger agreement to combine with Dex One to create a national provider of social, local and mobile marketing solutions through direct relationships with local businesses.

•                  This is an important milestone in SuperMedia’s history and an exciting, positive step, which we are confident will make us a stronger company.

•                  We believe combining the companies is in the best interests of shareholders, lenders, customers, employees and consumers.

•                  By combining with Dex One, we will accelerate our transformation, improve our positioning for growth and create advantage in the marketplace from improved operational and financial performance.

•                  Let me start with some highlights of the agreement.

•                  The transaction is a stock-for-stock merger of equals into one company.

•                  Under the terms of the agreement, Dex One and SuperMedia shareholders will exchange their shares for shares in Dex Media.  Dex One shareholders will receive 0.20 shares for each Dex One share they own, and Super Media shareholders will receive 0.4386 shares for each SuperMedia share they own.

•                  Following the close, SuperMedia shareholders will own approximately 40 % of the company and Dex One shareholders approximately 60%.

•                  We have selected Dex Media as the new corporate name for the merged company to differentiate it from SuperMedia or Dex One.  However, it is not intended to be a new brand in the marketplace.

•                  The SuperMedia and Dex One names and the brand names for our solutions and services have significant value with businesses and consumers.  Any decisions regarding if and when to implement brand and name changes in local markets will be made after further evaluation and planning.

•                  In terms of leadership, Dex One’s Chairman of the Board, Al Schultz, will become chairman of the board of the combined company.  The board composition will reflect the merger of equals approach, with five directors from SuperMedia, including myself, five from Dex One and an 11th new independent member to be selected after the close of the transaction

•                  I have been designated as CEO and Dee Jones as the CFO of the combined company.

•                  Other officers will be determined by myself and the new board members during merger integration planning.

•                  Completion of the merger requires the approval of amendments to SuperMedia and Dex One credit agreements by the companies’ lenders and approval by SuperMedia and Dex One shareholders.

•                  We expect the merger to close before the end of the year.

Strategic Rationale

•                  With the details out of the way, I want to now speak with you about why we believe in this combination and what you can expect over the coming weeks and months.

•                  When we adopted our company strategy in the spring of 2011, one building block was the importance of securing national scale and scope to better serve local businesses, improve our competitive position and help us gain market share.  This transaction helps fulfill that objective.

•                  Both companies have been on the same path of transformation, fully embracing digital solutions to help local businesses grow through a suite of social, local and mobile marketing solutions provided through direct relationships with local businesses.  We also share a common goal of delivering top-quality results for local advertisers and businesses.

•                  As you know, every day, consumers assume more control of how they search and shop through the proliferation of social, local and mobile platforms and applications.  It is going to be exciting to adopt the best practices from both companies in all these areas and apply them across the country to speed up our transformation.

•                  As a combined company, we will have a nation-wide scope and will be able to continue our transformation to become the trusted marketing consultant for more than 700,000 local American businesses.

•                  The combined company will have over 5,800 employees, including more than 3,100 marketing consultants maintaining relationships with more than 700,000 businesses.

•                  Overall, this is a compelling combination that will drive enhanced growth, value creation, digital product development, and exciting opportunities for our shareholders, clients, and the employees of both companies.

•                  The opportunity to create this transaction is a direct result of the outstanding performances by all of you over the past two years.  You have designed and implemented new solutions for our clients, and new consultative approaches to build relationships with clients.  You have developed and implemented better methods of fulfillment and service.  And you have done all this while improving productivity and reducing expenses.

•                  These collective achievements have strengthened SuperMedia and made this transaction possible.  You have our personal thanks, and the thanks of all the other members of the Board of Directors and the EC.

Impact on Employees

•                  I know many of you are wondering how this transaction will affect you.

•                  As we move through this process, it is important to understand that, until the transaction closes, SuperMedia and Dex One will continue to operate as independent companies.  By doing the best work we can each day on behalf of our clients, we will be doing our part to ensure the combined company is as strong as possible on day one.

•                  After today, we will be moving ahead on two tracks.  One, we will be meeting with lenders to secure approval for credit agreement amendments, and then the SuperMedia and Dex One shareholders will need to vote their approval.

•                  On the second track, we will begin merger integration analysis and planning, so that by the time the merger is approved, we and our Dex One partners will be prepared to start operating as a unified team across the country.

•                  For the vast majority of employees, the integration planning will have no impact on any day-to-day responsibilities, and we should remain focused on our ongoing business objectives.  Additionally, from a client perspective, until the transaction closes it will be business as usual at SuperMedia, and we will continue to do everything we normally do to support our clients.

•                  Along the way, we will keep you informed of our progress.  If the updates we send and post on Insite do not answer all your questions, feel free to ask members of the leadership team or contact us through Direct Line.

•                  Keep in mind that bringing the companies together effectively requires thoughtful and disciplined planning.  It will take a few months, so we will not have all the answers right away but we will let you know what we can as we get to decision points.

Conclusion

•                  Before I conclude the call, I’d like to hand you over to the Chairman, who would like to say a few words.

•                  Doug?

DOUG WHEAT

•                  Thank you Peter.  Good after to all of you on the phone.

•                  All of you should be proud of what we have achieved here at SuperMedia.  Your hard work to bring about change at SuperMedia has sown the seeds of real value for the future.

•                  I personally care deeply about this company and our employees and I am confident that this combination offers a valuable opportunity to become a stronger company.

•                 As a Board, we have worked closely with Peter and the management team to oversee the transformation that you have all played a part in.

•                  There will be much to do over the next months as the transaction is completed and our two companies are brought together.

•                  This transaction is about pooling our resources and putting us in a position to meet our potential.

•                  Over time, that will mean many opportunities for the combined company.

•                  Thank you for doing what it takes to seize those opportunities.

PETER McDONALD

•                  Thanks Doug.

•                  I hope you have taken some time to read the letter and FAQs I sent out this morning.  I know you will have questions about what this means and I will do my best to answer them today.

•                  If you think of questions later, please do not hesitate to reach out to your supervisor or any of us on the leadership team through Direct Line and we will do our best to address them in a timely fashion.

•                  We hope you share our enthusiasm about this transaction.  I know I can count on all of you to focus on our objectives, and continue serving our clients with the same passion and commitment that they have come to expect from SuperMedia.

•                  Now, I’d be happy to field some of the questions you might have.

After Q&A

•                  Thank you again for joining me today, and I look forward to working together to make this transaction a success.

Important Information For Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between SuperMedia Inc. (“SuperMedia”) and Dex One Corporation (“Dex”) will be submitted to the respective stockholders of SuperMedia and Dex.  In connection with the proposed transaction, Newdex, Inc., a subsidiary of Dex (“Newdex”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be used by SuperMedia and Dex to solicit the required approval of their stockholders and that also constitutes a prospectus of Newdex.  INVESTORS AND SECURITY HOLDERS OF SUPERMEDIA AND DEX ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of SuperMedia and Dex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by SuperMedia and Dex with the SEC from the SEC’s website at www.sec.gov.  Copies of the documents filed by SuperMedia with the SEC will be available free of charge on SuperMedia’s website at www.supermedia.com under the tab “Investors” or by contacting SuperMedia’s Investor Relations Department at (877) 343-3272.  Copies of the documents filed by Dex with the SEC will be available free of charge on Dex’s website at www.dexone.com under the tab “Investors” or by contacting Dex’s Investor Relations Department at (800) 497-6329.

SuperMedia and Dex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in SuperMedia’s proxy statement relating to its 2012 Annual Meeting of Shareholders and Dex’s proxy statement relating to its 2012 Annual Meeting of Stockholders, as filed with the SEC on April 11, 2012 and March 22, 2012, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources described above.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction (when available), which will be filed with the SEC.

Forward-Looking Statements

Certain statements contained in this document are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, including but not limited to, statements about the benefits of the proposed transaction and combined company, including future financial and operating results and synergies, plans, objectives, expectations and intentions and other statements relating to the proposed transaction and the combined company that are not historical facts.  Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to Dex, SuperMedia, the combined company or their respective management, have been used to identify such forward-looking statements. All forward-looking statements reflect only Dex’s and SuperMedia’s current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to Dex and SuperMedia. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause Dex’s, SuperMedia’s or the combined company’s actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements.

Factors that could cause actual results to differ materially from current expectations include risks and other factors described in Dex’s and SuperMedia’s publicly available reports filed with the SEC, which contain discussions of various factors that may affect the business or financial results of Dex, SuperMedia or the combined company. Such risks and other factors, which in some instances are beyond either company’s control, include: the continuing decline in the use of print directories; increased competition, particularly from existing and emerging digital technologies; ongoing weak economic conditions and continued decline in advertising sales; the companies’ ability to collect trade receivables from customers to whom they extend credit; the companies’ ability to generate sufficient cash to service their debt; the companies’ ability to comply with the financial covenants contained in their debt agreements and the potential impact to operations and liquidity as a result of restrictive covenants in such debt agreements; the companies’ ability to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time; increasing interest rates; changes in the companies’ and the companies’ subsidiaries credit ratings; changes in accounting standards; regulatory changes and judicial rulings impacting the companies’ businesses; adverse results from litigation, governmental investigations or tax related proceedings or audits; the effect of labor strikes, lock-outs and negotiations; successful realization of the expected benefits of acquisitions, divestitures and joint ventures; the companies’ ability to maintain agreements with major Internet search and local media companies; the companies’ reliance on third-party vendors for various services; and other events beyond their control that may result in unexpected adverse operating results.

With respect to the proposed merger, important factors could cause actual results to differ materially from those indicated by forward-looking statements included herein, including, but not limited to, the ability of Dex and SuperMedia to consummate the transaction on the terms set forth in the merger agreement; the risk that anticipated cost savings, growth opportunities and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected; the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies; potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex or SuperMedia; failure to receive the approval of the stockholders of either Dex or SuperMedia for the transaction; and difficulties in connection with the process of integrating Dex and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel.  These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 that Newdex intends to file with the SEC in connection with the proposed transaction.

None of Dex, SuperMedia or the combined company is responsible for updating the information contained in this document beyond the publication date, or for changes made to this document by wire services or Internet service providers.